Exhibit 99.7

Magic Empire Global Limited Announced Pricing of Initial Public Offering

Hong Kong, Aug. 04, 2022 (GLOBE NEWSWIRE) -- Magic Empire Global Limited (the “Company” or “MEGL”), a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services, today announced the pricing of its initial public offering (the “Offering”) of 5,000,000 ordinary shares at a price of $4.00 per share. The ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on August 5, 2022 under the ticker symbol “MEGL.”

The aggregate gross proceeds from the Offering will be $20 million, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about August 9, 2022, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. Network 1 Financial Securities, Inc. is acting as sole book runner and lead underwriter for the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-264575) and was declared effective by the SEC on August 4, 2022. The Offering is being made only by means of a final prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained, when available, from Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701, Attention: Adam Pasholk by email at adampasholk@netw1.com or Karen (Huiyun) Mu, by email at kmu@netw1.com, or by calling +1 (800)-886-7007. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Magic Empire Global Limited

Phone: +852 3577 8770

Email: info@giraffecap.com